UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMPIRE RESOURCES, INC.
(Name of Subject Company (Issuer and Offeror))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

29206E100
(CUSIP Number of Class of Securities)

Nathan Kahn

President and Chief Executive Officer

One Parker Plaza

Fort Lee, New Jersey 07024

(201) 944-2200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Frank J. Lopez, Esq.

Proskauer Rose, LLP

Eleven Times Square

New York, New York 10036

Tel. (212) 969-3000
Fax (212) 969-2900

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,000,000	$343.80

(1)       The transaction value is estimated only for purposes of calculating the filing fee. The transaction value was calculated assuming that 1,000,000 outstanding shares of common stock, par value $0.01 per share, will be purchased at the tender offer price of $3.00 per share.

(2)       The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

[X]       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $343.80

Form or Registration No.: 005-48853

Filing Party: Empire Resources, Inc.

Date Filed: June 4, 2012

[_]       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]       third party tender offer subject to Rule 14d-1.

[X]       issuer tender offer subject to Rule 13e-4.

[_]       going private transaction subject to Rule 13e-3.

[_]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [_]

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions) relied upon:

[_] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[_] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission on June 4, 2012, as amended by that Amendment No. 1 to Schedule TO, filed with the Securities and Exchange Commission on June 15, 2012 (as amended, the “Schedule TO”), by Empire Resources, Inc. (the “Company”), in connection with the Company’s offer (the “Offer”) to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share, at a purchase price of $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated June 4, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. The Schedule TO and this Amendment are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act of 1934.

This Amendment is being filed to inform holders of the Company’s common stock that, on June 20, 2012, the Company’s Board of Directors declared a cash dividend of $0.025 per share of outstanding common stock payable on July 20, 2012, to stockholders of record as of the close of business on July 6, 2012, which occurs after the Expiration Date of the Offer. As such, any holders of common stock who tender in their shares in the Offer will not be entitled to receive the cash dividend payable on July 20, 2012.

All of the information contained in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all of the items of this Amendment, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 1. SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under “SUMMARY TERM SHEET” on page 5 of the Offer to Purchase is hereby amended and restated in its entirety by adding the following line item:

“HAVE YOU RECENTLY DECLARED A DIVIDEND?	On June 20, 2012, the Company’s Board of Directors declared a cash dividend of $0.025 per share of outstanding common stock payable on July 20, 2012, to stockholders of record as of the close of business on July 6, 2012, which occurs after the Expiration Date. As such, any holders of common stock who tender in their shares in the Offer will not be entitled to receive the cash dividend payable on July 20, 2012. You should carefully consider this information before tendering your shares in the Offer.”

Item 2. SUBJECT COMPANY INFORMATION

(c) The information set forth in the Offer to Purchase in the third paragraph under “THE OFFER—SECTION 9: PRICE RANGE OF SHARES AND DIVIDEND POLICY” on page 21 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On June 20, 2012, the Company’s Board of Directors declared a cash dividend of $0.025 per share of outstanding common stock payable on July 20, 2012, to stockholders of record as of the close of business on July 6, 2012, which occurs after the Expiration Date. As such, any holders of common stock who tender in their shares in the Offer will not be entitled to receive the cash dividend payable on July 20, 2012. You should carefully consider this information before tendering your shares in the Offer.

In addition, during 2011 and 2010, our Board of Directors declared dividends on our common stock approximately on a quarterly basis. The Board of Directors determined that we were able to return some of our cash to stockholders without impacting future revenue and earnings growth or restricting strategic opportunities. The Board of Directors declared a regular cash dividend of $0.025 per share on March 19, 2010, June 23, 2010, September 16, 2010, November 15, 2010, March 23, 2011, June 22, 2011, September 22, 2011, December 15, 2011 and March 22, 2012. The regular cash dividend of $0.025 per share declared on March 22, 2012 was to stockholders of record at the close of business on April 6, 2012. The dividend, totaling $230, is reflected in dividends payable on the accompanying balance sheet at March 31, 2012 and was paid on April 20, 2012. On November 15, 2010, the Board of Directors also declared a special dividend of $0.10. The Board of Directors intends to review our dividend policy on a quarterly basis and make a determination with respect to a dividend distribution, subject to profitability, free cash flow and the other requirements of the business. There can be no assurance that additional dividends will be paid in the future.”

Item 11. ADDITIONAL INFORMATION

(b) The information set forth in the Offer to Purchase in the table in the fifth paragraph under “THE OFFER—SECTION 15: ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE; MISCELLANEOUS” on page 30 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

SEC Filings	Period or Date Filed
Empire Resources, Inc. Registration Statement on Form S-1	January 30, 2012 (as amended March 9, 2012, April 6, 2012 and April 23, 2012);
Empire Resources, Inc. Quarterly Report on Form 10-Q	May 15, 2012; and
Empire Resources, Inc. Current Report on Form 8-K	June 22, 2012.

Item 12. EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a) (1) (A)	Offer to Purchase for Cash, dated June 4, 2012.*

(a) (1) (B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a) (1) (C)	Notice of Guaranteed Delivery.*

(a) (1) (D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a) (1) (E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a) (1) (F)	Form of letter to stockholders.*

(a) (5) (A)	Press Release dated June 4, 2012, announcing commencement of the tender offer.*

(a) (5) (B)	Press Release dated June 21, 2012, announcing future dividend payment

(b)	Not applicable.

(d) (1)	Form of Convertible Notes Purchase Agreement, dated June 3, 2011, by and among Empire Resources, Inc. and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (2)	Amendment No. 1 to Convertible Notes Purchase Agreement, dated March 29, 2012 (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on April 6, 2012).

(d) (3)	Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Nathan Kahn (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (4)	Amendment No. 1 to Employment and Non-Competition Agreement, dated July 19, 2002, by and between Empire Resources, Inc. and Nathan Kahn (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (5)	Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Sandra Kahn (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (6)	Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Harvey Wrubel (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (7)	1996 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (8)	2006 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (9)	Form of Option Grant under the Empire Resources, Inc. 2006 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(g)	None.

(h)	Not applicable

*     Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE RESOURCES, INC.

By:	/s/ Nathan Kahn
Name:	Nathan Kahn
Title:	President and Chief Executive Officer

Date: June 22, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a) (1) (A)	Offer to Purchase for Cash, dated June 4, 2012.*

(a) (1) (B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a) (1) (C)	Notice of Guaranteed Delivery.*

(a) (1) (D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a) (1) (E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a) (1) (F)	Form of letter to stockholders.*

(a) (5) (A)	Press Release dated June 4, 2012, announcing commencement of the tender offer.*

(a) (5) (B)	Press Release dated June 21, 2012, announcing future dividend payment

(b)	Not applicable.

(d) (1)	Form of Convertible Notes Purchase Agreement, dated June 3, 2011, by and among Empire Resources, Inc. and the purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (2)	Amendment No. 1 to Convertible Notes Purchase Agreement, dated March 29, 2012 (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on April 6, 2012).

(d) (3)	Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Nathan Kahn (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (4)	Amendment No. 1 to Employment and Non-Competition Agreement, dated July 19, 2002, by and between Empire Resources, Inc. and Nathan Kahn (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (5)	Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Sandra Kahn (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (6)	Employment and Non-Competition Agreement, dated September 15, 1999, by and between Empire Resources, Inc. and Harvey Wrubel (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (7)	1996 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (8)	2006 Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(d) (9)	Form of Option Grant under the Empire Resources, Inc. 2006 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-179245), filed on January 30, 2012).

(g)	None.

(h)	Not applicable

*     Previously filed